FORM U-3A-2        ROANOKE GAS COMPANY
                                                  FILE NO. 69-331


               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

         Statement By Holding Company Claiming Exemption
         -----------------------------------------------
          Under Rule U-3A-2 From the Provisions of the
          --------------------------------------------
           Public Utility Holding Company Act of 1935
           ------------------------------------------


     Roanoke Gas Company ("Roanoke Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 49,324 residential, commercial and industrial customers located in the City of Roanoke and environs pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Roanoke Gas owns all of the issued and outstanding voting securities of Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane"), and d/b/a Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides all managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

     Roanoke Gas also owns all of the issued and outstanding securities of Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, which is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,297 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield Gas, in turn, owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"). Commonwealth is a small Virginia public service corporation which provides natural gas service to approximately 961 residential, commercial and industrial customers located in and around Bluefield, Virginia, under rates and charges prescribed by the Virginia Commission. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952.

     2.   Columbia Gas Transmission Corporation ("Columbia") is Roanoke
Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Cabot Oil and Gas, Columbia Energy Services, Duke Energy, Engage Energy, LG&E Energy Marketing, Texaco Natural Gas, and Southern Company Energy.

     Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), an El Paso Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

     Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

     Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Commonwealth for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

     Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Two 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility and one 30,000-gallon tank is located at Ansted, WV.

     Highland Propane-Roanoke owns and operates seven storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of a 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Buchanan, Virginia and consists of a 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of a 30,000-gallon tank.

     3. The following information for the last calendar year with respect to Roanoke Gas, Bluefield Gas and Commonwealth is submitted:

          (a) Roanoke Gas distributed at retail 7,456,760 MCF of gas during the calendar year 1997. Bluefield Gas distributed at retail 903,416 MCF of gas during the calendar year 1997. Commonwealth distributed at retail 264,389 MCF of gas during the calendar year 1997.

          Neither Roanoke Gas, Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.

          Roanoke Gas and Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 264,389 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia line.

          (d) Roanoke Gas purchased 7,879,446 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1997. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation and East Tennessee Natural Gas Company. Commonwealth purchased 264,389 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line. Bluefield Gas purchased 1,220,855 MCF of natural gas outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation. Bluefield Gas transported 20,596 MCF of natural gas to its end-users for other marketers. Highland Gas Marketing purchased and resold 1,491,731 MCF of natural gas to certain end-users of Roanoke Gas Company. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 793,859 MCF of natural gas to its end-users for other marketers.

     4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and surplus and a consolidating balance sheet of Roanoke Gas and its subsidiaries for the 1997 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 1998.


                                   ROANOKE GAS COMPANY




                                   By: s/John B. Williamson, III
[Seal appears here]                   ---------------------------
                                             Its President
(SEAL)
ATTEST:


s/Roger L. Baumgardner
-------------------------------
          Secretary

Notices and correspondence regarding this statement should be addressed to:

               Roger L. Baumgardner
               Vice President-Secretary & Treasurer
               Roanoke Gas Company
               Post Office Box 13007
               Roanoke, VA  24030

                                                                                                    Exhibit A

Roanoke Gas Company
Consolidating Statement Of Earnings
Twelve Months Ended December 31, 1997

                                      Roanoke    Bluefield     Highland   Highland
                                        Gas         Gas         Propane     Gas                   Consolidated
                                      Company     Company       Company   Marketing  Eliminations    Total
                                      -------     -------       -------   ---------  ------------    -----
OPERATING REVENUES:
  Gas utilities                    $ 49,741,801 $ 6,671,948                          $ (316,374) $ 56,097,375
  Propane operations                                         $ 7,334,048                            7,334,048
                                     ----------   ---------    ---------    -------   ---------    ----------
Total operating revenues             49,741,801   6,671,948    7,334,048          0    (316,374)   63,431,423

COST OF GAS:
  Gas utilities                      31,946,104   4,753,640                                        36,699,744
  Propane operations                                           3,697,591                            3,697,591
                                     ----------   ---------    ---------    -------   ---------    ----------
Total cost of gas                    31,946,104   4,753,640    3,697,591          0           0    40,397,335

OPERATING MARGIN                     17,795,697   1,918,308    3,636,457          0    (316,374)   23,034,088
                                     ----------   ---------    ---------    -------   ---------    ----------
OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                  7,372,109     816,974                            (173,108)    8,015,975
    Maintenance                       1,214,759     192,916                                         1,407,675
    Taxes - general                   2,116,592     338,409                                         2,455,001
    Taxes - income                      871,688      57,997                                           929,685
    Depreciation and amortization     2,418,926     210,693                             (17,609)    2,612,010
    Propane operations                                         3,103,887               (124,983)    2,978,904
                                     ----------   ---------    ---------    -------   ---------    ----------
Total other operating expenses       13,994,074   1,616,989    3,103,887          0    (315,700)   18,399,250


OPERATING EARNINGS                    3,801,623     301,319      532,570          0        (674)    4,634,838

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                       1,133                                                         1,133
    Merchandising and jobbing, net      133,392       4,404                                           137,796
    Other deductions                    (88,723)     (6,407)                                          (95,130)
    Taxes - income                      (27,567)       (526)                                          (28,093)
    Propane operations, net                                       46,578     88,307       5,391       140,276
                                     ----------   ---------    ---------    -------   ---------    ----------
Total other income and deductions        18,235      (2,529)      46,578     88,307       5,391       155,982

EARNINGS BEFORE INTEREST CHARGES      3,819,858     298,790      579,148     88,307       4,717     4,790,820

INTEREST CHARGES:
  Gas utilities:
  Long-term debt                      1,663,845     105,181                                         1,769,026
  Other interest                        312,282     108,401                                (173)      420,510
  Propane operations                                              79,409                   (963)       78,446
                                     ----------   ---------    ---------    -------   ---------    ----------
Total interest charges                1,976,127     213,582       79,409          0      (1,136)    2,267,982

NET EARNINGS                       $  1,843,731 $    85,208  $   499,739   $ 88,307  $    5,853  $  2,522,838
                                     ==========   =========    =========    =======   =========    ==========

                                                                                                 Exhibit A(1)

ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                      Roanoke    Bluefield     Highland   Highland
                                        Gas         Gas         Propane     Gas                   Consolidated
ASSETS                                Company     Company       Company   Marketing  Eliminations    Total
------                                -------     -------       -------   ---------  ------------    -----
UTILITY PLANT:
Utility Plant in Service           $ 61,453,413 $ 6,342,352                         $(1,636,290) $ 66,159,475
Accumulated Depreciation            (22,337,694) (2,215,192)                          1,544,260   (23,008,626)
                                    -----------  ----------  ----------  ----------  ----------    -----------
Utility Plant in Service, Net        39,115,719   4,127,160           -           -     (92,030)   43,150,849
Construction Work-In-Progress         1,024,205     261,910                                         1,286,115
                                    -----------  ----------  ----------  ----------  ----------    -----------
Utility Plant, Net                   40,139,924   4,389,070           -           -     (92,030)   44,436,964
                                    -----------  ----------  ----------  ----------  ----------    -----------

NONUTILITY PROPERTY:
Propane                                                       8,331,196                (209,764)    8,121,432
Accumulated Depreciation                                     (3,008,803)                272,972    (2,735,831)
                                    -----------  ----------  ----------  ----------  ----------    -----------
Nonutility Property, Net                      -           -   5,322,393           -      63,208     5,385,601
                                    -----------  ----------  ----------  ----------  ----------    -----------

Cash and Cash Equivalents               (11,480)     64,047      38,578                                91,145
Accounts Receivable                   8,529,895   1,142,448   1,069,608   1,040,597   1,066,056    12,848,604
Inventories                           5,659,509     923,486     154,066                             6,737,061
Prepaid Income Taxes                                                                                        -
Deferred Income Taxes                                                                 2,005,521     2,005,521
Purchased Gas Adjustments            (1,648,337)    486,472               1,161,865                         -
Other                                   292,743      41,034     138,858                  (1,300)      471,335
                                    -----------  ----------  ----------  ----------  ----------    -----------
Total Current Assets                 12,822,330   2,657,487   1,401,110   1,040,597   4,232,142    22,153,666
                                    -----------  ----------  ----------  ----------  ----------    -----------
OTHER ASSETS                          3,131,443      57,067     405,929              (2,748,106)      846,333
                                    -----------  ----------  ----------  ----------  ----------    -----------

TOTAL                              $ 56,093,697 $ 7,103,624 $ 7,129,432 $ 1,040,597 $ 1,455,214  $ 72,822,564
                                    ===========  ==========  ==========  ==========  ==========   ===========

                                                                                                   Exhibit A(1)
ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                         Roanoke    Bluefield   Highland    Highland
                                           Gas         Gas       Propane       Gas                  Consolidated
LIABILITIES                              Company     Company     Company    Marketing  Eliminations     Total
-----------                              -------     -------     -------    ---------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                        $  7,857,825 $    49,704 $   196,421            $  (246,125)  $  7,857,825
  Capital in Excess of Par Value         3,795,149     257,805     833,662                952,386      5,839,002
  Retained Earnings                      7,776,374   1,870,406   2,447,460    205,115  (3,484,489)     8,814,866
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Stockholders' Equity              19,429,348   2,177,915   3,477,543    205,115  (2,778,228)    22,511,693

Long-Term Debt (Less Current
  Maturities)                           15,779,000   1,300,000   1,700,000                            18,779,000
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Capitalization                    35,208,348   3,477,915   5,177,543    205,115  (2,778,228)    41,290,693
                                       -----------  ----------  ----------  ---------  ----------    -----------

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt       621,958                                                       621,958
Notes Payable                            8,964,000   2,271,000     612,000                            11,847,000
Dividends Payable                          417,226                                                       417,226
Accounts Payable                         4,057,309     511,350     718,448    774,528   1,066,056      7,127,691
Income Taxes Payable                       981,785      81,181     369,578     60,954                  1,493,498
Customers' Deposits                        425,070      59,241       7,129                               491,440
Accrued Expenses                         3,932,681     342,968      92,979                             4,368,628
Refunds From Suppliers - Due Customers     311,899       1,968                                           313,867
Purchased Gas Adjustments                                                               1,161,865      1,161,865
                                       -----------  ----------  ----------  ---------  ----------    -----------
Total Current Liabilities               19,711,928   3,267,708   1,800,134    835,482   2,227,921     27,843,173


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      707,186     341,299     151,755  2,005,521   3,205,761
Deferred Investment Tax Credits            466,235      16,702                                           482,937
Other Deferred Credits                                                                                         -
                                       -----------  ----------  ----------  ---------  ----------    -----------

Total Deferred Credits and Other
  Liabilities                            1,173,421     358,001     151,755          -   2,005,521      3,688,698
                                       -----------  ----------  ----------  ---------  ----------    -----------

TOTAL                                 $ 56,093,697 $ 7,103,624 $ 7,129,432$ 1,040,597 $ 1,455,214   $ 72,822,564
                                       ===========  ==========  ==========  =========  ==========    ===========

                                                                                Exhibit A
                                              Bluefield Gas Company
                                         Consolidating Income Statement
                                      Twelve Months Ended December 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
                                        Company     Corporation  Eliminations     Total
                                        -------     -----------  ------------     -----
OPERATING REVENUES                    $ 6,253,205   $ 1,515,310  $ (1,096,567) $ 6,671,948
COST OF GAS                             4,753,640     1,081,443    (1,081,443)   4,753,640
                                       ----------    ----------   -----------   ----------
OPERATING MARGIN                        1,499,565       433,867       (15,124)   1,918,308

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                      626,523       205,575       (15,124)     816,974
    Maintenance                           124,296        68,620                    192,916
    Taxes - general                       276,299        62,110                    338,409
    Taxes - income                         42,893        15,104                     57,997
    Depreciation and amortization         159,905        50,788                    210,693
                                       ----------    ----------   -----------   ----------
Total other operating expenses          1,229,916       402,197       (15,124)   1,616,989

OPERATING EARNINGS                        269,649        31,670             -      301,319

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                                                      -
    Merchandising and jobbing, net          4,404                                    4,404
    Other deductions                       (6,132)         (275)                    (6,407)
    Taxes - income                           (620)           94                       (526)
                                       ----------    ----------   -----------   ----------
Total other income and deductions          (2,348)         (181)            -       (2,529)

EARNINGS BEFORE INTEREST CHARGES          267,301        31,489             -      298,790

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                        105,181                                  105,181
    Other interest                        106,745         1,656                    108,401
                                       ----------    ----------   -----------   ----------
Total interest charges                    211,926         1,656             -      213,582

NET EARNINGS                          $    55,375   $    29,833  $          0  $    85,208
                                       ==========    ==========   ===========   ==========

                                                                                 Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
ASSETS                                  Company     Corporation  Eliminations     Total
------                                  -------     -----------  ------------     -----
UTILITY PLANT:
Utility Plant in Service              $ 5,130,392   $ 1,211,960                $ 6,342,352
Accumulated Depreciation               (1,823,628)     (391,564)                (2,215,192)
                                       ----------    ----------   -----------   ----------
Utility Plant in Service, Net           3,306,764       820,396             0    4,127,160
Construction Work-In-Progress             135,425       126,485                    261,910
                                       ----------    ----------   -----------   ----------
Utility Plant, Net                      3,442,189       946,881             0    4,389,070
                                       ----------    ----------   -----------   ----------
CURRENT ASSETS:
Cash and Cash Equivalents                  64,047                                   64,047
Accounts Receivable                     1,358,450      (216,002)                 1,142,448
Inventories                               923,486                                  923,486
Deferred Income Taxes                                                                    0
Purchased Gas Adjustments                 453,304        33,168                    486,472
Other                                      41,034                                   41,034
                                       ----------    ----------   -----------   ----------
Total Current Assets                    2,840,321      (182,834)            0    2,657,487
                                       ----------    ----------   -----------   ----------
OTHER ASSETS                               57,674          (107)         (500)      57,067
                                       ----------    ----------   -----------   ----------
TOTAL                                 $ 6,340,184   $   763,940        $ (500) $ 7,103,624
                                       ==========    ==========   ===========   ==========

                                                                               Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997

                                       Bluefield   Commonwealth
                                          Gas     Public Service               Consolidated
LIABILITIES                             Company     Corporation  Eliminations     Total
-----------                             -------     -----------  ------------     -----
CAPITALIZATION:
Stockholders' Equity:
  Common Stock                         $    49,704     $     500       $ (500)  $    49,704
  Capital in Excess of Par Value           220,564        37,241                    257,805
  Retained Earnings                      1,380,608       489,798                  1,870,406
                                        ----------      --------        ------   ----------
Total Stockholders' Equity               1,650,876       527,539         (500)    2,177,915

Long-Term Debt (Less Current Maturities) 1,300,000                                1,300,000
                                        ----------      --------        ------   ----------
Total Capitalization                     2,950,876       527,539         (500)    3,477,915
                                        ----------      --------        ------   ----------
CURRENT LIABILITIES:
Current Maturities of Long-Term Debt             0                                        0
Notes Payable                            2,271,000                                2,271,000
Accounts Payable                           476,605        34,745                    511,350
Income Taxes Payable                      (24,022)       105,203                     81,181
Customers' Deposits                         49,666         9,575                     59,241
Accrued Expenses                           331,337        11,631                    342,968
Refunds From Suppliers - Due Customers           0         1,968                      1,968
Purchased Gas Adjustments                                      0
                                        ----------      --------        ------   ----------
Total Current Liabilities                3,104,586       163,122            0     3,267,708

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                      271,139        70,160                    341,299
Deferred Investment Tax Credits             13,583         3,119                     16,702
Other Deferred Credits                                                                    0
                                        ----------      --------        ------   ----------
Total Deferred Credits and Other
  Liabilities                              284,722        73,279            0       358,001
                                        ----------      --------        ------   ----------
TOTAL                                  $ 6,340,184     $ 763,940       $ (500)  $ 7,103,624
                                        ==========      ========        ======   ==========

                                                        EXHIBIT B

                       ROANOKE GAS COMPANY
                     FINANCIAL DATA SCHEDULE

        Item No.        Caption Heading
        --------        ---------------

           1            Total Assets                 $72,822,564
           2            Total Operating Revenues      63,431,423
           3            Net Income                     2,522,838

                                                        EXHIBIT C


NOT APPLICABLE